Exhibit (e)(19)

EXECUTION VERSION

March 2, 2020

Re:	Treatment of Equity Awards Granted On or After January 1, 2020

Dear Thierry:

In connection with the transactions contemplated by the Business Combination Agreement to be entered into between THERMO FISHER SCIENTIFIC INC. (“Triton”) and QIAGEN N.V. (“Quebec”) (the “BCA”) and in consideration for the terms of your continued employment with Triton following the Settlement (as defined in the BCA), you hereby acknowledge and agree that any performance-based restricted stock units granted to you by Quebec on or after January 1, 2020 and prior to the Settlement shall not vest at the Settlement and instead, in accordance with Section 11.3 of the BCA, shall be converted at the Settlement into Triton time-based restricted stock units (“Triton RSUs”), which shall vest as to 25% of such Triton RSUs at the Settlement, 25% on the first anniversary of the Settlement (subject to your continued service with Triton through such date), and 50% on the second anniversary of the Settlement (subject to your continued service with Triton through such date), in each case with any applicable performance conditions deemed earned assuming 100% achievement of target levels. Any Triton RSUs that vest in accordance with this paragraph shall be settled for shares of Triton common stock within sixty (60) days following the applicable vesting date.

In the event that prior to the full vesting of the Triton RSUs, (i) your employment with Triton is terminated without “Cause” (as defined in the Quebec 2014 Stock Plan) or (ii) you resign your employment with Triton for “Good Reason (as defined in Annex A), in each case during the twenty-four (24)-month period following the Settlement, subject to your execution of a release of claims in a form provided by Triton, any converted Triton RSUs that remain unvested as of the date of your termination of employment shall vest in full immediately and shall be settled for shares of Triton common stock within sixty (60) days following the date of your termination of employment.

The proposed terms of your employment with Triton following the Settlement are set forth on Annex B hereto and are based in part on the description of your current terms of employment as provided by Quebec to Triton prior to the date hereof.

If the Settlement does not occur, this letter shall be null and void ab initio. If you have any questions, please feel free to contact Martin Van Walsum, Triton’s Vice President, Executive Compensation by e-mail at [Email]. Please indicate your agreement to the terms described herein by signing this letter in the space provided below.

Sincerely,

By:	/s/ Martin Van Walsum
Name: Martin Van Walsum
Title: Vice President, Executive Compensation

Acknowledged and Agreed:

By:	/s/ Thierry Bernard
Name: Thierry Bernard

Annex A

“Good Reason” shall be defined as the occurrence, without your written consent, of any of the events or circumstances set forth in clauses (a) through (c) below:

(a)

a material and continuing diminution of your position, duties, authority or responsibilities in the operation and management of Triton as compared to the position, duties, authority or responsibilities offered by Triton effective as of the Settlement (in accordance with Annex B); provided, that any diminution in your position, duties, authority or responsibilities that occur as a result of the transactions contemplated by the BCA, including but not limited to Quebec’s no longer being an independent publicly traded company, shall not constitute Good Reason;

(b)	a material reduction in your then current annual base salary from the proposed annual base salary set forth on Annex B; or

(c)

a change by Triton in the location at which you perform your principal duties for Triton to a new location that is more than fifty (50) miles from the location at which you performed your principal duties for Quebec on the date immediately prior to the Settlement.

provided, however, that your termination of your employment shall not be deemed to be for Good Reason unless (i) you have notified Triton in writing describing the occurrence of one or more Good Reason events within 90 days of such occurrence, (ii) Triton fails to cure such Good Reason event within 30 days after its receipt of such written notice and (iii) your termination of employment occurs within six months following the initial occurrence of the applicable Good Reason event.

Annex B

Summary of Proposed Employment Offer

[Attached Separately]

Summary of Proposed Employment Offer

Thierry Bernard

	Current	Proposed
Salary	$500K	$521K (including rollover of car allowance and deferred compensation contribution)

Target Bonus	100% of base salary	100% of base salary

Target Total Cash	$1.0 M	$1.042M

Long-Term Incentive Award	2020 Annual Grant: ~$5.2M 2019 Annual Grant: ~$2.1M October 31, 2018 Commitment PSU Grant: 50,000 units (~$1.8 M @ $36.30 closing price) 2018 Annual Grant: ~$1.6M

$2 M Founders Grant shortly after Closing

50% Options / 50% time-based restricted stock units (“Time RSUs”)

$1.0 M Annual Grant in 2022 and ongoing

Standard Band 13 Mix

Commitment PSU program will discontinue

Title Direct comp (ongoing)		$2.042 M

Other Benefits:

Synergy Bonus		Up to $521K Maximum (lx Target Bonus) Payable based on 2021 (33%) and 2022 (67%) performance

Interim CEO Bonus	$50,000 monthly beginning January 2020 through the duration of CEO role	Will Discontinue at Closing

Company Car Allowance	$1,500 monthly / $18,000 annually	Will Discontinue at Closing

401(k) Match / DCP	$24,000 contribution to Deferred Compensation Account	100% of 6% of contributed Salary + Bonus (lump sum contribution discontinues)

Severance	Salary and benefit continuation for earlier of 12 months or effective date of re-employment	Executive Severance Policy benefit of 12 months’ salary, target bonus and benefits

Change-In-Control	Lump sum payment of 12 months’ salary / bonus	18 months’ salary / bonus plus 24 months’ benefits; prorated bonus for period worked

Supplemental LTD		Up to $10K / month additional ($22K / month total)

Supplemental Life Insurance		Level of coverage: 3x Base ($2M Maximum)

Other Benefits		Executive wellness and financial planning benefits

Notes:

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Your unvested stock units granted in 2019 and prior, including the Target number of 2018 Commitment PSUs, will accelerate and vest at Closing. We will convert the 2020 Performance Stock Units (PSUs), assuming 100% achievement of target levels, to Thermo Fisher Time-Based Restricted Stock Units (Time RSUs) at Closing. The number of Time RSUs will be adjusted based on the relative price of the acquisition and the closing price of TMO shares on the Closing date.

The Time RSUs resulting from that conversion will vest 25% at Closing, 25% on the first anniversary of Closing, and 50% on the second anniversary of Closing. If, prior to the scheduled vesting date, your employment is terminated as a result of death or disability, or if you are involuntarily terminated without Cause, all Time RSUs received through the exchange would vest in full.

•

Upon our gaining a more complete understanding of current tax issues around the transaction, and to the extent applicable to you, we will also work with you between signing and closing to explore the available alternatives to minimize / mitigate individual taxes and Code Section 280G excise tax exposure, including researching potential equity replacement / tax deferral arrangements.

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